Exhibit 99.1

BAYTEX CLOSES $115 MILLION BOUGHT DEAL FINANCING

NOT FOR DISTRIBUTION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

CALGARY, ALBERTA (December 12, 2016) - Baytex Energy Corp. (“Baytex”) (TSX, NYSE: BTE) has closed the previously announced bought deal financing (the “Equity Financing”).

Baytex issued 21,907,500 common shares (the “Common Shares”), including 2,857,500 common shares pursuant to the full exercise of the over-allotment option, at a price of $5.25 per share for aggregate gross proceeds of approximately $115 million. The net proceeds from the Equity Financing will be used to fund the acquisition of heavy oil assets located in the Peace River area of Northern Alberta, reduce bank indebtedness and fund ongoing capital expenditures.

The Common Shares were offered through a syndicate of underwriters co-led by Scotiabank and RBC Capital Markets, and including CIBC World Markets, BMO Capital Markets, National Bank Financial Inc., TD Securities Inc., Desjardins Securities Inc., Peters & Co. Limited, Barclays Capital Canada Inc., Canaccord Genuity Corp., Merrill Lynch Canada Inc., AltaCorp Capital Inc., GMP FirstEnergy, Macquarie Capital Markets Canada Ltd., Raymond James Ltd. and Wells Fargo Securities Canada, Ltd.

The Equity Financing was completed by way of short form prospectus filed with the securities regulatory authorities in each of the provinces of Canada (except Québec). The prospectus is accessible on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

This press release is not an offer of the Common Shares for sale in the United States. The Common Shares may not be offered or sold in the United States absent registration under the United States Securities Act of 1933, as amended, or an exemption from such registration. Baytex has not registered and will not register the Common Shares under the United States Securities Act of 1933, as amended. Baytex does not intend to engage in a public offering of shares in the United States.

All dollar amounts in this press release are Canadian dollars.

Advisory Regarding Forward-Looking Statements

In the interest of providing Baytex's shareholders and potential investors with information regarding Baytex, certain statements in this press release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"). Specifically, this press release contains forward-looking statements relating to the use of the net proceeds of the Equity Financing. Readers are cautioned that we could elect to allocate the net proceeds of the Equity Financing differently than as described herein if we believe it would be in our interest to do so. The failure to apply these funds effectively could affect the success of our business.

Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

Baytex Energy Corp.
Press Release
December 12, 2016 Page 2 of 2

Baytex Energy Corp.

Baytex Energy Corp. is an oil and gas corporation based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Eagle Ford in the United States. Approximately 78% of Baytex’s production is weighted toward crude oil and natural gas liquids. Baytex’s common shares trade on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Brian Ector, Senior Vice President, Capital Markets and Public Affairs

Toll Free Number: 1-800-524-5521
Email: investor@baytexenergy.com